Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is based on Immatics’ historical consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”) and ARYA’s historical financial statements and gives effect to all of the transactions contemplated by the Business Combination Agreement and the PIPE Financing (together, the “Transaction”). ARYA historically prepared its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) with the U.S. dollar as its reporting currency. The unaudited pro forma condensed combined financial information gives effect to adjustments required to convert ARYA’s historical financial information to IFRS and its reporting currency to Euros.

The following unaudited pro forma condensed combined statement of financial position as of March 31, 2020 gives effect to the Transaction as if had occurred on March 31, 2020. The following unaudited pro forma condensed combined statements of loss for the three months ended March 31, 2020 and the year ended December 31, 2019 give effect to the Transaction as if it had occurred on January 1, 2019.

This unaudited pro forma information has been presented for informational purposes only and is not necessarily indicative of what TopCo’s actual financial position or results of operations would have been had the Transaction been completed as of the dates indicated. In addition, the unaudited pro forma information does not purport to project the future financial position or operating results of TopCo. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the notes to the accompanying unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. Management of Immatics and ARYA have made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. This information should be read together with Immatics’ and ARYA’s audited financial statements and related notes for the years ended December 31, 2019 and 2018, the unaudited financial statements and notes for the three months ended March 31, 2020 and 2019, the sections entitled “Immatics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transaction

Pursuant to the Business Combination Agreement, upon consummation of the Transaction each Participating Shareholder shall exchange his, her or its equity interest in Immatics for TopCo Shares in accordance with an allocation schedule (a total of 33,093,838 TopCo Shares will be issued in connection with such exchange). Immediately after giving effect to the exchange, ARYA Merger Sub shall merge with and into ARYA. The separate existence of ARYA Merger Sub shall cease and ARYA shall continue as the surviving entity of the First Merger. In connection with the First Merger, each ARYA Ordinary Share will be exchanged for a TopCo Share. Pursuant to the Business Combination Agreement, each ARYA Public Warrant will, by its terms, convert into a TopCo Public Warrant, on the same contractual terms.

In connection with the Transaction, TopCo and Other Founder agreed that Other Founder will exchange all shares in the share capital of Immatics US held by it in exchange for 697,431 shares in the share capital of TopCo.

Concurrently with the execution of the Business Combination Agreement, TopCo and ARYA entered into Subscription Agreements with PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and TopCo has agreed to issue and sell to the PIPE Investors, an aggregate number of TopCo Shares set forth in the Subscription Agreements in exchange for an aggregate purchase price of €95.1 million ($104.2 million) on the Closing Date.

In accordance with the Business Combination Agreement, Immatics shall use its reasonable best efforts to cause the TopCo Shares to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of the Business Combination Agreement.

For more information about the Transaction, please see the section entitled “The Business Combination”. A copy of the Business Combination Agreement is attached to this proxy statement as Annex A.

Accounting for the Transaction

The Transaction is comprised of a series of transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transaction effectuated three main steps:

1)	The exchange of shares held by Immatics Participating Shareholders, which is accounted for as a recapitalization in accordance with IFRS.

2)

The merger of ARYA with ARYA Merger Sub, which is not within the scope of IFRS 3 (“Business Combinations”) since ARYA does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 (“Share-based payment”). Any difference between the fair value of TopCo’s Shares issued and the fair value of ARYA’s identifiable net assets represents a service to be expensed as incurred. The closing quoted market price of ARYA Ordinary Shares and ARYA Public Warrants on Nasdaq as of July 1, 2020 are the basis for determining the fair value of the share-based consideration paid to ARYA´s stockholders. These amounts represent the market prices at which any existing or new investor could trade during the period after the expiration of the redemption deadline for ARYA shareholders.

3)

The Subscription Agreements related to the PIPE Financing, which were executed concurrently with the Business Combination Agreement, will result in the issuance of TopCo Shares, leading to an increase in share capital and share premium.

PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2020

(UNAUDITED)

					Pro Forma Adjustment
(Euros in thousand)	Immatics GmbH Historical IFRS EUR	ARYA Sciences Acquisitions Corp. Historical U.S. GAAP USD		ARYA Sciences Acquisitions Corp. Historical U.S. GAAP EUR[1]	Pro Forma Adjustments EUR[1]		Pro Forma Combined EUR
Current assets
Cash and cash equivalents	72,202	702		640	230,786b	), c)	303,628
Accounts receivable	332	—		—	—		332
Other current assets	37,203	83	[2]	76	(511	) d)	36,768

Total current assets	109,737	785		716	230,275		340,728
Marketable securities held in Trust Account	—	148,699		135,724	(135,724	) b)	—
Property, plant and equipment	5,961	—		—	—		5,961
Intangible assets	1,006	—		—	—		1,006
Right-of-use assets	3,914	—		—	—		3,914
Other non-current assets	1,151	—		—	—		1,151

Total non-current assets	12,032	148,699		135,724	(135,724)		12,032

Total assets	121,769	149,484		136,440	94,551		352,760

Liabilities and shareholders’ equity
Current liabilities
Provisions	715	—		—	—		715
Accounts payable	8,668	194		177	18,648e	)	27,493
Deferred revenue	65,280	—		—	—		65,280
Lease liabilities	1,450	—		—	—		1,450
Other current liabilities	1,150	4,165	[3]	3,802	14,219e	), f)	19,171

Total current liabilities	77,263	4,359		3,979	32,867		114,109
Non-current liabilities
Deferred revenue	89,369	—		—	—		89,369
Lease liabilities	2,396	—		—	—		2,396
Other non-current liabilities	2,772	—		—	(2,772	)f)	—
Deferred underwriting commissions	—	4,674		4,264	(4,264	) e)	—

Total non-current liabilities	94,537	4,674		4,264	(7,036)		91,765
Commitments
Class A ordinary shares, $0.0001 par value; 13,545,245 shares subject to possible redemption at redemption value	—	135,452		123,633	(123,633	) b)	—
Shareholders’ deficit
Share capital	1,164	—	[4]	—	(535	) a), b), c), f)	629
Share premium	190,984	5,064	[5]	4,622	379,349a	), b), c),d), e), f)	574,955
Accumulated deficit	(241,500)	(65)[6]		(58)	(185,677	))b), e), f)	(427,235)
Other reserves	(1,462)	—		—	—		(1,462)

Total equity attributable to shareholders of the parent	(50,814)	4,999		4,564	193,136		146,887
Non-controlling interest	783	—		—	(783	) a)	—

Total shareholders’ deficit/equity	(50,031)	4,999		4,564	192,353		146,887
Total liabilities and shareholders’ deficit/equity	121,769	149,484		136,440	94,551		352,760

(1) Refer to note 4 (foreign currency adjustments).

(2) Amount classified as prepaid expenses in ARYA’s historical financial statements.

(3) Amount classified as accrued expenses in ARYA’s historical financial statements.

(4) Amount includes ARYA’s Class A ordinary shares and Class B ordinary shares historically classified within equity in ARYA’s historical financial statements.

(5) Amount classified as additional paid-in capital in ARYA’s historical financial statements.

(6) Amount classified as retained earnings in ARYA’s historical financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THREE MONTHS ENDED MARCH 31, 2020

(UNAUDITED)

				Pro Forma Adjustment
(Euros in thousands, except share and per share data)	Immatics GmbH Historical IFRS EUR	ARYA Sciences Acquisitions Corp. Historical U.S. GAAP USD	ARYA Sciences Acquisitions Corp. Historical U.S. GAAP EUR[2]	Pro Forma Adjustments EUR[2]		Pro Forma Combined EUR
Revenue from collaboration agreements	7,040	—	—	—		7,040
Research and development expenses	(12,246)	—	—	(956	) f), g)	(13,202)
General and administrative expenses	(6,188)	(4,127)	(3,743)	1,962d	), f), g)	(7,969)
Other income	113	—	—	—		113

Operating result	(11,281)	(4,127)	(3,743)	1,006		(14,018)
Financial income	2,730	857 [1]	777	—		3,507
Financial expenses	(29)	—	—			(29)

Financial result	2,701	857	777	—		3,478

Loss before taxes	(8,580)	(3,270)	(2,966)	1,006		(10,540)
Taxes on income	—	—	—	—		—

Net loss	(8,580)	(3,270)	(2,966)	1,006		(10,540)
Attributable to:
Equityholders of the parent	(8,306)	(3,270)	(2,966)	732a	)	(10,540)
Non-controlling interest	(274)	—	—	274a	)	—

Net loss	(8,580)	(3,270)	(2,966)	1,006		(10,540)

Weighted average shares outstanding — basic and diluted	1,163,625			61,744,992		62,908,617
Net loss per share — basic and diluted	€(7.14)					€(0.17)

(1) Amount classified as investment income on Trust Account in ARYA’s historical financial statements.

(2) Refer to note 4 (foreign currency adjustments).

PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2019

(UNAUDITED)

				Pro Forma Adjustment
(Euros in thousands, except share and per share data)	Immatics GmbH Historical IFRS EUR	ARYA Sciences Acquisitions Corp. Historical U.S. GAAP USD	ARYA Sciences Acquisitions Corp. Historical U.S. GAAP EUR[2]	Pro Forma Adjustments EUR[2]		Pro Forma Combined EUR
Revenue from collaboration agreements	18,449	—	—	—		18,449
Research and development expenses	(40,091)	—	—	(3,824	) f), g)	(43,915)
General and administrative expenses	(11,756)	(775)	(692)	(2,851	) d), f), g)	(15,299)
Other income	385	—	—	—		385

Operating result	(33,013)	(775)	(692)	(6,675)		(40,380)
Financial income	790	3,353 [1]	2,995	—		3,785
Financial expenses	(264)	—	—			(264)

Financial result	526	3,353	2,995	—		3,521

Loss before taxes	(32,487)	2,578	2,303	(6,675)		(36,859)
Taxes on income	—	—	—	—		—

Net loss	(32,487)	2,578	2,303	(6,675)		(36,859)
Attributable to:
Equityholders of the parent	(31,571)	2,578	2,303	(7,591	) a)	(36,859)
Non-controlling interest	(916)	—	—	916a	)	—

Net loss	(32,487)	2,578	2,303	(6,675)		(36,859)

Weighted average shares outstanding — basic and diluted	1,163,625			61,744,992		62,908,617
Net loss per share — basic and diluted	€(27.13)					€(0.59)

(1) Amount classified as investment income on Trust Account in ARYA’s historical financial statements.

(2) Refer to note 4 (foreign currency adjustments).

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1 Basis of preparation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only.

The historical consolidated financial statements of Immatics and the historical financial statements of ARYA have been adjusted in the pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable and (3) with respect to the pro forma condensed combined statement of loss, expected to have a continuing impact on the combined results following the Transaction. The adjustments presented in the unaudited pro forma condensed combined financial information are based on currently available information and certain information that management of Immatics and ARYA believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available.

Immatics and ARYA did not have any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared based on the actual redemptions into cash upon the closing of the Business Combination Agreement on July 1, 2020    for Class A Shares. No holders of Class A Shares exercised their redemption rights upon consummation of the Transaction.

3 Accounting policy conformity changes

The historical financial information of ARYA was prepared in accordance with U.S. GAAP. No adjustments were required to convert ARYA’s historical financial information from U.S. GAAP to IFRS or to align ARYA’s accounting policies to those applied by Immatics.

As ARYA’s historical financial information is presented in accordance with the presentation of Immatics’ historical financial information, certain reclassifications of ARYA’s historical financial information are required, which are disclosed on the unaudited condensed combined statement of financial position and statement of loss.

4 Foreign currency adjustments

The historical financial statements of ARYA are presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Euros using the following historical exchange rates:

Euros per U.S. Dollar
Average exchange rate for three months ended March 31, 2020	0.9069
Period end exchange rate as of March 31, 2020	0.9127
Average exchange rate for year ended December 31, 2019	0.8932

5 Adjustments to unaudited pro forma condensed combined financial information

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Transaction

a)

Reflects the adjustments to share capital and share premium after the contribution of Immatics’ shares outstanding to TopCo in exchange for 33,093,838 TopCo Shares, and the exchange of all shares in the share capital of Immatics US held by the Other Founder for 697,431 TopCo Shares resulting in an increase to share capital and share premium of €338 thousand and €1.6 million, respectively. Immatics’ historical share capital of €1.2 million and the non-controlling interest of €783 are eliminated.

b)

Reflects the contribution of all ARYA Ordinary Shares and ARYA Public Warrants outstanding to TopCo and the issuance of 17,968,750 TopCo Shares and 7,187,500 TopCo Warrants in exchange. The Transaction is accounted for under IFRS 2 with an expense reflected for the difference between the fair value of TopCo Shares and TopCo Warrants issued to ARYA shareholders and warrantholders and the fair value of ARYA’s net assets contributed. As the holders of redeemable Class A Shares did not exercise their redemption rights, TopCo issues 17,968,750 TopCo Shares and 7,187,500 TopCo Warrants and recognizes share capital of €180 thousand and share premium of €123.4 million in exchange for all outstanding Class A Shares, Class B Shares and ARYA Warrants. ARYA’s historical equity, including additional paid-in capital of €4.6 million, an accumulated deficit of €58 thousand, and Class A Shares and Class B Shares of €123.6 million are eliminated.

In accordance with IFRS 2, the difference between the fair value of TopCo Shares issued and the fair value of ARYA’s identifiable net assets is reflected as an expense, resulting in a €155.8 million increase to accumulated deficit in accordance with the calculation described below. This IFRS 2 expense, which is non-recurring and therefore excluded from the unaudited pro forma condensed combined statement of loss, reflects increases in the prices for ARYA Ordinary Shares and ARYA Public Warrants during the time from the signing of the Business Combination Agreement on March 17, 2020 and the closing price on July 1, 2020. The book value of ARYA’s net assets are assumed to approximate fair value. ARYA’s net assets consist primarily of marketable securities, which are recorded at fair value, and current liabilities.

(Euros in thousands, except share and per share data) Description	Amount	Number of shares/ warrants
(a) ARYA Ordinary Shares	—	17,968,750
(b) Closing price of ARYA Ordinary Shares on Nasdaq as of July 1, 2020	€13.83	—
(c) Fair value of TopCo Shares issued to ARYA shareholders (a * b)	€248,473	—
(d) Outstanding ARYA Public Warrants	—	7,187,500
(e) Closing price of ARYA Public Warrants on Nasdaq as of July 1, 2020	€4.94	—
(f) Fair value of outstanding ARYA Public Warrants (d * e)	€35,491	—
Total fair value of ARYA Ordinary Shares and ARYA Public Warrants(c + f)	€283,964	—
ARYA’s identifiable net assets	€128,197	—
IFRS 2 Expense on the closing date	€155,767	—

The entire amount of cash and cash equivalents held in the ARYA Trust Account of €135.7 million (as of March 31, 2020) becomes available to TopCo following the transaction, which is reclassified to cash and cash equivalents.

c)

Reflects proceeds from the PIPE Financing, increasing cash and cash equivalents by €95.1 million ($104.2 million), with corresponding increases to share capital and share premium of €104 thousand and €95.0 million, respectively.

d)

Reflects the elimination of transaction-related costs of €2.7 million and €152 thousand for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively, which are reflected in Immatics’ historical consolidated statement of loss and the elimination of €511 thousand of costs directly attributable to raising new capital, which had been capitalized within other current assets as of March 31, 2020.

e)

Reflects €18.6 million of additional incremental costs incurred in the Transaction after March 31, 2020, which are classified in accounts payable in the unaudited pro forma condensed combined statement of financial position. The amount of transaction costs deemed directly attributable to raising new capital is determined based on the percentage of share capital held by ARYA shareholders and PIPE Investors immediately following the transaction. As a result, €5.7 million of the transaction costs were determined to be directly attributable to raising new capital in the Transaction, which is reflected as a decrease in share premium. The remaining €12.9 million, which is not directly related to raising new capital, is reflected as an increase to accumulated deficit. Deferred underwriting commissions of €4.3 million, which are reflected in ARYA’s historical statement of financial position and payable after the Transaction, are reclassified to other current liabilities.

f)

Holders of Vested Immatics SARs shall receive for each Vested Immatics SAR that is outstanding immediately prior to the Closing a right to receive a cash payment equal to the value, if any, of such Vested Immatics SAR less the applicable exercise price of such Vested Immatics SAR (“SAR Cash Proceeds”). Under the Business Combination Agreement, Active Employees and Management Members are required to re-invest a minimum of 25%-50% of the SAR Cash Proceeds, net of taxes, up to a maximum of 50%. The re-investment minimum is dependent on seniority, with Management Members required to re-invest a minimum of 50%. Recipients of SAR Cash Proceeds elected to re-invest approximately 48% of their SAR Cash Proceeds in exchange for TopCo Shares. Therefore, the expected cash payment net of employee re-investment results in an increase to other current liabilities of €10.0 million, a decrease in other non-current liabilities related to the previously outstanding awards of €2.8 million, an increase to share capital of €7 thousand and share premium of €9.8 million, and an increase to accumulated deficit of €17.0 million. The increase to accumulated deficit represents the added expense from the accelerated vesting of the Immatics SARs.

For each TopCo Share purchased by Active Employees and Management Members re-investing a portion of his or her SAR Cash Proceeds, TopCo grants two (2) options to purchase one (1) TopCo Share under the TopCo Equity Plan, with an exercise price equal to $10.00 (or higher, as necessary to comply with Section 409A of the U.S. Tax Code). These options vest over a period of 12 months following the close of the Transaction. The award recipient must remain employed by TopCo or one of its affiliates through the vesting date to receive the option. As the options vest over 12 months and do not have a continuing impact on the combined results following the Transaction, no adjustment with respect to the options was reflected in the unaudited pro forma condensed combined statement of financial position or the unaudited pro forma condensed combined statement of loss. Based on the SAR Re-investment, management expects TopCo to incur an additional €14.1 million in share-based compensation expense related to these options.

In addition, ARYA and Immatics granted performance-based options and service-based options out of the TopCo Equity Plan to Immatics’ executive officers and key personnel in connection with the Business Combination. The performance-based options vest based both on achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. As the market capitalization milestones represent market vesting conditions, the grant date fair value of these awards is reduced by the probability of not achieving each respective milestone. The service-based options will vest solely on a four-year time-based vesting schedule. The pro forma condensed combined statement of loss reflects additional research and development expenses and general and administrative expenses of €1.7 million and €2.3 million, respectively, in connection with these awards for the 12 months ended December 31, 2019. Additional research and development expenses and general and administrative expenses of €446 thousand and €592 thousand, respectively, are reflected in connection with these awards for the three months ended March 31, 2020.

g)

Subject to the terms and conditions of the Business Combination Agreement and effective as of the Closing, each Unvested Immatics SAR that is outstanding immediately prior to the Closing will be cancelled in exchange for an option to purchase a certain number of TopCo Shares under the TopCo Equity Plan. Shares under the TopCo Equity Plan have comparable terms as Immatics SAR, with revised exercise prices reflecting the reorganized capital structure of TopCo. The options granted under the TopCo Equity Plan are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period. The incremental fair value is the difference between the fair value of the options to purchase TopCo Shares under the TopCo Equity Plan and the net fair value of the exchanged Unvested Immatics SAR (both measured at the date on which the replacement award is issued). The planned issuance of options to purchase TopCo Shares under the TopCo Equity Plan results in an increase to research and development expenses of €512 thousand and €2.0 million and additional general and administrative expenses of €159 thousand and €638 thousand in the unaudited pro forma condensed combined statement of loss for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively.

6 Net loss per share

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statement of loss are based upon the number of the TopCo shares outstanding as of March 31, 2020 and December 31, 2019, respectively, assuming the Transaction occurred on January 1, 2019. As the unaudited pro forma condensed combined statement of loss is in a loss position, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including 7,187,500 TopCo Warrants, which are held by former holders of ARYA Public Warrants, and share-based awards issued under the TopCo Equity Plan.

As the Transaction and related proposed equity transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average TopCo Shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transaction have been outstanding for the entire period presented.

(Euros in thousands, except share and per share data)	Pro Forma Adjustment
Pro forma weighted average number of TopCo shares outstanding
TopCo founder shares	1
TopCo shares issued to Immatics Participating Shareholders	33,093,838
TopCo shares issued to the Other Founder	697,431
TopCo shares issued to ARYA Class A and Class B shareholders	17,968,750
TopCo shares issued to PIPE Investors	10,415,000
Shares issued in relation to the Immatics Equity Plan	733,597

Pro forma weighted average number of TopCo shares outstanding — basic and diluted	62,908,617
Three months ended March 31, 2020
Pro forma net loss attributable to equityholders of the parent	€(10,540)
Pro forma net loss per share — basic and diluted	€(0.17)
Year ended December 31, 2019
Pro forma net loss attributable to equityholders of the parent	€(36,859)
Pro forma net loss per share — basic and diluted	€(0.59)

COMPARATIVE SHARE INFORMATION

The following tables set forth:

•	historical per share information of ARYA as of and for the three months ended March 31, 2020 and as of and for the year ended December 31, 2019;

•	historical per share information of Immatics as of and for the three months ended March 31, 2020 and as of and for the year ended December 31, 2019; and

•

unaudited pro forma per share information of the combined company as of and for the three months ended March 31, 2020 and for the year ended December 31, 2019 after giving effect to the Business Combination and PIPE Financing.

These figures do not take into account the number of TopCo Public Warrants to purchase TopCo Shares that will be outstanding immediately following the completion of the Business Combination.

The historical information should be read in conjunction with “— Summary Historical Financial Data of Immatics,” “— Summary Historical Financial Data of ARYA,” “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Immatics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of each of ARYA and Immatics contained elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net income per share information below does not purport (i) to represent what the actual results of operations of TopCo would have been had the Business Combination been completed or (ii) to project TopCo’s results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of TopCo would have been had the Business Combination been completed nor the book value per share for any future period.

	As of and for the three months ended March 31, 2020
	Immatics		ARYA		Pro Forma Adjustment
Book value per ordinary share(1)	€(43.00)		—		€2.33
Book value per share, Class A Shares (basic and diluted)	—		€9.15	(4)	—
Book value per share, Class B Shares (basic and diluted)	—		€(0.91	)(5)	—
Net loss attributable to equityholders of parent per ordinary share	€(7.14	)(2)	—		€(0.17)
Net income per share — Class A Shares	—		€0.05		—
Net loss per share — Class B Shares	—		€(1.04)		—
Cash dividends per share	—		—		—
Cash dividends per share — Class A Shares	—		—		—
Cash dividends per share — Class B Shares	—		—		—

	As of and for the year ended December 31, 2019
	Immatics		ARYA		Pro Forma Adjustment
Book value per ordinary share(1)	€(35.09)		—		—
Book value per share, Class A Shares (basic and diluted)	—		€8.87	(4)	—
Book value per share, Class B Shares (basic and diluted)	—		€0.14	(5)	—
Net loss attributable to equityholders of parent per ordinary share	€(27.13	)(2)	—		€(0.59)
Net income per share — Class A Shares	—		€0.21		—
Net loss per share — Class B Shares	—		€(0.19)		—
Cash dividends per share	—		—		—
Cash dividends per share — Class A Shares	—		—		—
Cash dividends per share — Class B Shares	—		—		—

(1)	Book value per share represents total shareholder’s (deficit) equity divided by total shares outstanding.
(2)

Prior to the Exchange, 1,163,625 Immatics GmbH shares were outstanding. After the exchange, Immatics Participating Shareholders and Other Founder will hold 33,093,838 and 697,431 shares, respectively in Immatics B.V., resulting in a reduction of net loss per share to €(0.25) and to €(0.93) on a pro forma basis for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

(3)

ARYA historically prepared its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) with the U.S. Dollar as its reporting currency. Per share amounts reported for ARYA reflect its historical financial results reported under U.S. GAAP and are reported in Euro. The historical financial statements of ARYA are presented in USD. The historical financial information was translated from U.S. dollars to Euros using the historical exchange rates as described in the section entitled “Unaudited pro forma condensed combined financial information” included elsewhere in this proxy statement/prospectus.

(4)	Book value per share — Class A Shares represents Marketable securities held in Trust Account minus Deferred underwriting commissions divided by total Class A shares outstanding.
(5)	Book value per share — Class B Shares represents net assets except for Marketable securities held in Trust Account and Deferred underwriting commissions divided by total Class B shares outstanding.